EXHIBIT 99.1

Pioneering Precision Medicine for Neurodegeneration NASDAQ: ACIU | Annual General Meeting | June 26, 2020 www.acimmune.com Version June 25 11.00am CET

Disclaimer This presentation contains statements that constitute “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 . Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations . In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology . Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements . These risks and uncertainties include those described under the captions “Item 3 . Key Information – Risk Factors” and “Item 5 . Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission . These include : the impact of Covid - 19 on our business, suppliers, patients and employees and any other impact of Covid - 19 . Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law . All forward - looking statements are qualified in their entirety by this cautionary statement . This presentation is strictly confidential, is being distributed to a limited range of invited persons solely for their own information, may not be distributed to the press or any other person, and may not be reproduced or published, in whole or in part, in any form . © 2020 AC Immune. Not to be used or reproduced without permission 2 NASDAQ: ACIU | Annual General Meeting | June 2020

NASDAQ: ACIU | Annual General Meeting | June 2020 © 2020 AC Immune. Not to be used or reproduced without permission 3 Agenda 1. AC Immune’s leadership in neurodegenerative diseases 2. Achievements 2019/20 3. AC Immune’s business strategy 4. Pipeline update 5. Novel drug targets for neurodegenerative diseases 6. Near - term inflection points 7. Financial figures 8. Strategic outlook

1. AC Immune’s leadership in neurodegenerative diseases Andrea Pfeifer, CEO

Roadmap to successful therapies for NDDs[1]

AC Immune

Precision medicine is a key driver for effective treatments

Treat earlier[2]
- Prioritize primary and secondary prevention trials
- Access diagnostic tools for patient identification

Target Tau[3,4]
- Develop therapies and use Tau PET[5] tracers to diagnose/select patients

More homogeneous populations[6,7]
- Familial Alzheimer's disease, Down syndrome
- NeuroOrphan indications

Precision medicine[8]
- Diagnose co-pathologies with selective diagnostics
- Select study population based on specific proteinopathies

Target neuroinflammation[9,10]
- Develop monoclonal antibodies and small molecules for microglial balance targeting the inflammasome NLRP3[11]-ASC[12] pathway

(1) Neurodegenerative diseases; (2) Reardon S, Nature 2018; (3) Pontecorvo MJ, *et al.*, Brain 2019; (4) Gordon BA, *et al.*, Brain 2019 ; (5) Positron emission tomography; (6) Strydom A, *et al.*, Alzheimers Dement (NY) 2018; (7) Lott IT and Head E.,Nat Rev Neurol. 2019; (8) Robinson JL, *et al.*, Brain 2018; (9) Heneka MT *et al.*, Nat Rev Neurosci. 2018; (10) Wang S *et al.*, Int Immunopharmacol. 2019 ; (11) (NOD)-like receptor protein 3; (12) Apoptosis-associated speck protein containing a CARD

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AC Immune

AC Immune is focused on precision medicine in AD 1 and NDD 2 NASDAQ: ACIU | Annual General Meeting | June 2020 © 2020 AC Immune. Not to be used or reproduced without permission 6 Multiple targets and approaches enable mono - and combination therapies ■ Future treatment paradigms for NDD may involve different combinations of disease modifiers at various stages of a disease ■ Combination therapies may include combinations of immunotherapies or combinations of small and large molecules targeting proteinopathies and neuroinflammation

2. Achievements 2019/20

NASDAQ: ACIU | Annual General Meeting | June 2020 © 2020 AC Immune. Not to be used or reproduced without permission 8 ▪ Making every provision to protect the health of patients, staff, and investigators ▪ In continuous coordination with partners and important stakeholders including the Swiss government, trial investigators and contractors ▪ Maintaining productivity and integrity of our clinical development Covid - 19: minimal anticipated impact on milestone achievement Not modifying guidance: remain on track to deliver five clinical readouts in 2020 Executing r obust business continuity plan On track to deliver 2020 milestones Additional considerations ▪ Many key trials are already fully enrolled ▪ Patient follow up continuing virtually ▪ ACI - 24 in AD 1 : Phase 2, 12 - month interim data analysis will proceed as planned on a reduced patient data - set ▪ ACI - 24 in DS 2 : Plans to initiate Phase 2 in H2 2020 are progressing; to be initiated in line with public health guidance at that time ▪ Crenezumab: Phase 2 (API) study: Dosing temporarily interrupted due to country - wide order; patients dosed for >5 years as part of prevention study and data still anticipated in 2022 (1) Alzheimer’s disease; (2) Down syndrome

2019: Strong pipeline progress and further improved balance sheet

Building on our track record of successful execution

Achieving partnership milestones	✓ CHF 110 million from Lilly for small molecule Tau inhibitor and $50 million in exchange for a note, convertible to equity at a premium ✓ Milestone payment for Tau PET tracer entering Phase 2 ✓ New grant from MJFF for a-synuclein PET tracer
Advancing/expanding clinical pipeline	✓ Second Phase 2 trial of semorinemab in moderate AD ✓ Phase 1b/2a trial of anti-phospho-Tau vaccine ✓ Phase 1 trial of small molecule Tau inhibitor ✓ Tau imaging substudy in ongoing API study of crenezumab
Delivering program readouts	✓ a-synuclein and TDP-43 Proof of Concept (PoC) studies in Q3 2019 ✓ Interim Phase 1b data for anti-Abeta vaccine in Down syndrome ✓ Interim Phase 1b of anti-pTau vaccine ACI-35 ✓ Phase 1 SAD results for small molecule Tau inhibitor
Establishing thought leadership	✓ Key opinion leader (KOL) event on “untangling Tau pathology” ✓ KOL event on treated AD in people with Down syndrome
Unlocking platform potential	✓ Novel biparatopic antibodies against a-synuclein

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AC Immune

3. AC Immune’s business strategy

AC Immune strengths

A leader in neurodegenerative diseases

1
- Addressing the largest market opportunity in healthcare
- Pioneering precision medicine in neurodegenerative diseases

2
- Highly productive validated discovery platforms for sustained growth to address misfolded proteins applicable across multiple diseases
  - SupraAntigen™: vaccines and antibodies specific to disease-causing conformations
  - Morphomer™: conformation-sensitive small molecules

3
- Broad pipeline with four therapeutic candidates in Phase 2
  - Multiple near-term value inflection points
  - Partnerships with Roche, Janssen Pharmaceuticals and Eli Lilly and Company

4
- Complementary diagnostics in clinical development
- Highly-valued preclinical assets in Tau, a-syn and TDP-43

5
- CHF 277.9 million in cash[1]; sufficiently funded to reach multiple value inflection points through at least Q1 2024
- Increasing investment into key areas of NeuroOrphan and neuroinflammation

(1) As of March 31, 2020

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AC Immune

Vision © 2020 AC Immune. Not to be used or reproduced without permission To become a global leader in precision medicine 1 for neurodegenerative diseases leveraging dual proprietary technology platforms to develop breakthrough mono - and combination therapies SupraAntigen TM Vaccines and antibodies specific to disease causing conformations Morphomer TM Conformation - sensitive small molecules Clinically Validated Technology Platforms Images: Hickman et al. , JBC 2011; Kroth et al., JBC 2012 (1) The goal of precision medicine is to deliver optimally targeted and timed interventions tailored to the individual disease drivers 12 NASDAQ: ACIU | Annual General Meeting | June 2020

Unlocking platform potential for next generation of innovations

Multiple opportunities for value creation and future partnership

Monoclonal antibodies	Bispecific antibodies	Biparatopic antibodies	Conformational liposomal vaccines	Small molecule therapeutics	PET[1] tracers diagnostics
					
SupraAntigen™				Morphomer™	
▪ semorinemab *(anti-Tau)* Genentech ▪ crenezumab *(anti-Abeta)* Genentech ▪ anti-a-syn ▪ anti-TDP-43 ▪ anti-ASC[3] (NI[4])	▪ undisclosed	▪ a-syn ▪ undisclosed	▪ ACI-35 *(anti-pTau vaccine)* Janssen ▪ ACI-24 *(anti-Abeta vaccine)*	▪ ACI-3024 *(Tau inhibitor)* Lilly ▪ a-syn inhibitor ▪ NLRP3[2] inhibitor	▪ PI-2620 *(Tau tracer)* Life Molecular Imaging ▪ a-syn tracer ▪ TDP-43 tracer

(1) Positron emission tomography; (2) (NOD)-like receptor protein 3; (3) Apoptosis-associated speck protein containing a CARD; (4) Neuroinflammation

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AC Immune

Business strategy: three-pillar approach

Precision medicine ultimately creates differentiation


Vision
Alzheimer's disease (AD)
Non-AD
NeuroOrphans
Diagnostics
Technology platforms
Values

Alzheimer's disease (AD)

- Develop best-in-class late stage assets in partnership
- Develop preventive/therapeutic vaccines as fully owned assets (ACI-24)
- Establish a pipeline of disease-modifying small molecules

Non-AD, NeuroOrphans

- Discover therapeutics in Parkinson's disease
- Leverage AD therapeutics in Down syndrome, PSP[1] and other NeuroOrphan diseases
- Target neuroinflammation for NDD[2] as mono- and/or combination therapy

Diagnostics

- Accelerate diagnostic pipeline to late stage development
- Use diagnostics for improved clinical trials and external partnerships

(1) Progressive supranuclear palsy; (2) Neurodegenerative diseases

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AC Immune

4. Pipeline update

Broad and robust pipeline in neurodegenerative diseases

Driven by validated proprietary technology platforms for sustained growth

Clinical-stage pipeline (★ data readout expected in 2020)

TARGET	PRODUCT CANDIDATE	INDICATION	DISCOVERY	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	PARTNER
Tau	**semorinemab** *(anti-Tau antibody)*	AD[1] treatment *(prodromal / mild)*						Genentech A Member of the Roche Group
		AD treatment *(moderate)*						
	ACI-35.030 *(anti-pTau vaccine)*	AD treatment						janssen
	ACI-3024 *(Tau inhibitor)*	AD treatment						Lilly
	Tau-PET[2] tracer	AD and PSP[3]						Life Molecular Imaging
Abeta	**crenezumab** *(anti-Abeta antibody)*	AD prevention[4]						Genentech A Member of the Roche Group
	ACI-24 *(anti-Abeta vaccine)*	AD treatment (*Down syndrome*[5])						
		AD treatment						

Biologic
Small Molecule
Diagnostic

(1) Alzheimer's disease; (2) Positron emission tomography; (3) Progressive supranuclear palsy; (4) Prevention trial API-ADAD in Colombia; (5) AD-like cognitive impairment associated with Down syndrome

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AC Immune

Broad and robust pipeline in neurodegenerative diseases

Driven by validated proprietary technology platforms for sustained growth

Early-stage pipeline (★ key milestone in 2020)

TARGET	PRODUCT CANDIDATE	INDICATION	DISCOVERY	PRECLINICAL	PHASE 1
a-synuclein (a-syn)	a-syn-PET[1] tracer	PD[2], a-synucleinopathies			
	anti-a-syn antibody	PD, NeuroOrphan			
	Morphomer a-syn *(a-syn inhibitor)*	PD, a-synucleinopathies			
TDP-43[3]	anti-TDP-43 antibody	NeuroOrphan			
	TDP-43-PET tracer	TDP-43-opathies			
Inflammasome	anti-NLRP3[4]-ASC[5] antibody	NeuroOrphan			
	Morphomer-NLRP3-ASC	Non-CNS[6]			
	Morphomer-NLRP3-ASC	NeuroOrphan			

Biologic
Small Molecule
Diagnostic

(1) Positron emission tomography; (2) Parkinson's disease (3) TAR DNA-binding protein 43; (4) (NOD)-like receptor protein 3; (5) Apoptosis-associated speck protein containing a CARD; (6) Central nervous system

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AC Immune

5. Novel drug targets for neurodegenerative diseases

Why do we need precision medicine in AD[1]?

High level of other proteinopathies and co-pathologies in AD

hAD[2] (iAD[3]) shows high levels of co-pathologies:
- 55% (41%) a-syn;
- 40% (33%) TDP-43 with an overall prevalence of 70% (65%) of co-pathologies


iAD
hAD
35%
30%
Pure Tau and Abeta 35%
a-syn
TDP-43
TDP-43 / a-syn
Adapted from Robinson et al, Brain, 2018

iAD[3]; intermediate; hAD[2], high levels of co-pathologies

- The prevalence of co-pathologies in AD[1] and other NDD[4] may indicate a need for different therapies at different stages
- Clinical trial participants may be better defined by their various proteinopathies
- Patient sub-classification may lead to improved clinical outcome
- Combination therapy may be the ultimate requirement

(1) Alzheimer's disease; (2) High level of Alzheimer's disease neuropathological change; (3) Intermediate level of Alzheimer's disease neuropathological change; (4) Neurodegenerative diseases

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AC Immune

TDP - 43 1 and alpha - synuclein: drivers of value creation in 2020 and beyond Broad applications in NDD and AD Established hallmarks in NDD Including NeuroOrphan indications and Parkinson’s disease Novel therapeutic targets in Alzheimer’s disease High levels of a - syn and/or TDP - 43 co - pathology Highlights the need for precision medicine For faster and more accurate diagnosis, treatment and monitoring of disease progression Significant market opportunity AC Immune’s therapeutic and diagnostic programs are amongst the most comprehensive in the field (1) TAR DNA - binding protein 43 NASDAQ: ACIU | Annual General Meeting | June 2020 © 2020 AC Immune. Not to be used or reproduced without permission 20

Emerging targets in neurodegenerative disease

Antibodies targeting TDP-43[1] and a-syn[2]

Misfolded proteins form aggregates and inclusion bodies leading to neuronal death



Diseased neuron with pathological protein aggregates
Aggregated protein
Antibody
Antibody
Dying neuron
Microglia
Healthy neuron

1 Bind extracellular aggregates

Aggregates spread extracellularly in a "prion-like" fashion

2 Enhance phagocytic clearance

3 Inhibit seeding and spreading

(1) TAR DNA-binding protein 43; (2) Alpha-synuclein; (3) Neurodegenerative diseases; (4) Alzheimer's disease

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AC Immune

NASDAQ: ACIU | Annual General Meeting | June 2020 © 2020 AC Immune. Not to be used or reproduced without permission 22 Only anti - TDP - 43 antibody reported with demonstrated in vivo activity Established preclinical proof - of - concept Ref: AC Immune unpublished data pTDP - 43 2 ( Immunohistochemistry ) Insoluble TDP - 43 ( biochemistry ) V e h i c l e A C I - 5 8 9 1 0 5000 10000 15000 RIPA insoluble fraction I n s o l u b l e T D P - 4 3 ( R e l a t i v e u n i t s ) Vehicle ACI-5891 ✱✱✱✱ T g ( r N L S 8 ) V e h i c l e T g ( r N L S 8 ) A C I - 5 8 9 1 0 25 50 75 100 125 pTDP-43 in Cortex p T D P - 4 3 d e n s i t y ( n u m b e r / m m 2 ) Tg(rNLS8) Vehicle Tg(rNLS8) ACI-5891 ✱✱ Vehicle ACI - 5891 Vehicle ACI - 5891 Isotype control ACI - 5891 (1) rNLS8 TDP - 43 transgenic mouse model; Walker et al., Acta Neuropathol ., 2015; (2) Phosphorylated TDP - 43; (3) Investigational new drug Reduction of pathological TDP - 43 in vivo 1 Inhibition of TDP - 43 aggregation in vitro Recombinant TDP - 43 aggregation assay Key results ▪ In vitro , 98% inhibition of TDP - 43 aggregation ▪ In vivo , significant reduction in TDP - 43 neuro - pathology Next steps ▪ Complete humanization of lead candidate; start IND 3 - enabling studies in Q2 2020 22

NASDAQ: ACIU | Annual General Meeting | June 2020 © 2020 AC Immune. Not to be used or reproduced without permission 23 Brain PK 2 profile Target engagement by micro - autoradiography Binding affinity on FTD type - C brain - derived TDP - 43 aggregates Key results ▪ Lead candidate shows selective TDP - 43 binding ▪ Target engagement confirmed by micro - autoradiography ▪ PK study confirmed good, rapid brain uptake (4.11%) Next steps ▪ Further optimize target affinity and PK profile; declare clinical lead candidate Ref: AC Immune unpublished data 23 First - in - class TDP - 43 PET 1 imaging tracer – Discovery Phase Designed to facilitate clinical development and enable precision medicine (1) Positron emission tomography; (2) Pharmacokinetic

NASDAQ: ACIU | Annual General Meeting | June 2020 © 2020 AC Immune. Not to be used or reproduced without permission 24 (1) Investigational new drug; (2) Parkinson’s disease; (3) M83 transgenic mice inoculated with human a - syn preformed fibrils; (4) Human cell line susceptible to a - syn seeding; (5) p - syn antibody (pSer129; Abcam, UK) Phosphorylated S129 a - syn (p - Syn 5 ) cortex immunohistochemistry Recombinant a - syn aggregation assay Key results ▪ In vitro , ACI - 5755 significantly inhibits a - syn aggregation and inhibits uptake and seeding capacity of a - syn aggregates in cells ▪ In vivo , ACI - 5755 significantly decreases a - syn spreading Next steps ▪ Advance towards IND filing p - Syn staining density 24 Ref: AC Immune data presented at AD/PD 2020 Cellular spreading assay 4 Aggregation half - times (h) Control ACI - 5755 I s o t y p e c o n t r o l A C I - m A b - 1 A C I - m A b - 5 A C I - m A b - 1 0 0 25 50 75 100 125 [mAb] (nM) a - s y n a g g r e g a t e s ( % ) ** ** * a - syn aggregates (%) Lead candidate ACI - 5755 currently in IND 1 - enabling studies in PD 2 Targeting spreading of pathological a - syn with selective antibody Inhibition of a - syn aggregation in vitro Reduction of pathological a - syn in vivo 3

NASDAQ: ACIU | Annual General Meeting | June 2020 © 2020 AC Immune. Not to be used or reproduced without permission 25 (1) Positron emission tomography; (2) Parkinson’s disease; (3) Non - human primates; (4) Data shown for 18F - labeled ACI - 3710 by positron emission tomography (PET); (5) Square of the coefficient of multiple correlation; (3) Non - human primates; (4) Data shown for 18F - labeled ACI - 3710 by PET 1 ; (6) Injected dose per gram of brain; (7) Dementia with Lewy bodies; (8) Multiple system atrophy; (9) Alpha - synuclein gene mutation Pharmacokinetic (PK) profile in NHP 3 Biochemical and histological radiography assays Brain uptake Wash - out Time to C max ID/g 6 brain (%) Peak/half Peak 5min 4.0 ~ 20min 6 5 4 3 2 1 0 SUV (g/ml) 0 30 60 90 120 150 180 Time (min) 18F - PK profile in different brain regions 4 Capotosti, AD/PD Conference, Lisbon 2019 Compound concentration ( nM ) Compound concentration ( nM ) 0.01 1 100 10000 - 20 0 20 40 60 80 100 120 % competition 0.1 1 10 100 1000 10000 - 20 0 20 40 60 80 100 120 % competition Ki 5 =0.6 nM (R 2 =0.97) 5 Ki 5 =1.7 nM (R 2 =0.88) 5 Key results ▪ Highly specific, low nanomolar binding in human PD, DLB 7 and MSA 8 brains ▪ Between 500 to 1000 - fold selectivity over potential Abeta co - pathologies ▪ Favorable PK profile in NHPs and mice Next steps ▪ 2 nd - gen study in genetic populations, i.e. MSA and SNCA 9 ▪ Advance 3 rd - gen candidate to clinical stage in Q4 2020 Binding to PD - derived a - syn aggregates Binding to Lewy bodies in PD brains 25 A - syn PET 1 imaging tracer – First - in - Human Potentially the first selective diagnostic agent for PD 2

6. Near - term inflection points

NASDAQ: ACIU | Annual General Meeting | June 2020 © 2020 AC Immune. Not to be used or reproduced without permission 27 Multiple upcoming clinical catalysts to drive value in 2020 1 st Tau antibody Phase 2 data expected 3 Tau programs reporting clinical data 5 clinical readouts expected this year Phase 2 readouts s emorinemab mild / prodromal AD ACI - 24 AD (interim data) Phase 1b readouts ACI - 35.030 1 AD (interim data) ACI - 24 Down syndrome Phase 1 readouts ACI - 3024 healthy volunteers Initiation ACI - 24 Phase 2 – Down syndrome (1) Phase 1b/2a study

Multiple upcoming catalysts to drive value in 2020

Clinical

Timing	Candidate	Catalyst	DISCOVERY / PRECLINICAL / PHASE 1 / PHASE 2
Q2	**semorinemab** *(anti-Tau antibody)*	Phase 2 primary completion (estimated; last patient, last visit)	AD[1] Treatment (Prodromal / mild)
Q2	**ACI-35.030** *(anti-pTau vaccine)*	Phase 1b/2a in AD interim analysis[2]	AD Treatment
H2	**ACI-24** *(anti-Abeta vaccine)*	Phase 1b full study reporting in Down syndrome[3]	AD Treatment in Down syndrome[4]
H2	**ACI-24** *(anti-Abeta vaccine)*	Phase 2 12-month interim analysis in AD	AD Treatment
H2	**ACI-3024** *(Tau inhibitor)*	Phase 1 results (healthy volunteers) disclosed by partner (expected)[5]	AD Treatment

Preclinical

Timing	Candidate	Catalyst	DISCOVERY / PRECLINICAL / PHASE 1
Q1	**anti-a-syn antibody**	Start IND[6]-enabling studies for lead candidate **(achieved ☑)**	PD[7], NeuroOrphan
Q2	**Morphomer a-syn** *(a-syn inhibitor)*	Identify first biologically active small molecule	PD, synucleinopathies
Q2	**anti-TDP-43[8] antibody**	Declare clinical lead; start IND-enabling studies	NeuroOrphan
Q4	**a-syn PET tracer**	Advance 3rd-gen candidate to clinical stage	PD, a-synucleinopathies
Q4	**Morphomer-NLRP3[9]-ASC[10]**	Declare lead (non-CNS[11])	NeuroOrphan
Q4	**anti-NLRP3-ASC antibody**	Declare pre-lead	NeuroOrphan

Biologic
Small Molecule
Diagnostic

(1) Alzheimer's disease; (2) Cohort 1; safety/tolerability; immunogenicity; (3) Phase 1b completion expected in Q2; (4) AD-like cognitive impairment associated with Down syndrome; (5) Phase 1 completion expected in Q2; (6) Investigational new drug; (7) Parkinson's disease; (8) TAR DNA-binding protein 43; (9) (NOD)-like receptor protein 3; (10) Apoptosis-associated speck protein containing a CARD; (11) Central nervous system

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AC Immune

7. Financial figures

▪ CHF 313 million from investor funds ▪ CHF 334 million in partnering related funds 3,4 ▪ CHF 3 billion in total potential payments plus potential royalties outstanding Substantial funds from partnerships complement equity investments © 2020 AC Immune. Not to be used or reproduced without permission 30 NASDAQ: ACIU | Annual General Meeting | June 2020 Distinguished institutional investors 1 Five private financing rounds IPO NASDAQ September 2016 Share capital offering of 10 million common shares July 2018 Corporate funding to date 2 (in CHF millions) Upfront payments Milestone payments (1) Based on latest schedule 13G and 13F filings; (2) Converted to CHF based on exchange rates at times of receipt; (3) Miles ton e payments as of March 31, 2020; (4) With Lilly convertible loan Partner equity investments Prosight Capital 128.5 CHF 334 million CHF 313 million

NASDAQ: ACIU | Annual General Meeting | June 2020 © 2020 AC Immune. Not to be used or reproduced without permission 31 2019 Financial update Strong cash position Substantial partnership revenues R&D expenses G&A expenses IFRS income/(loss) Sufficiently funded to reach multiple value inflection points through at least Q1 2024 1 ▪ CHF 288.6 million compared to CHF 186.5 million at December 31, 2018 ▪ Received CHF 111.0 million in 2019, an increase of CHF 103.8 million compared to 2018 ▪ Increased by CHF 6.2 million year - over - year to CHF 50.4 million in 2019 ▪ Increased by CHF 3.6 million year - over - year to CHF 16.1 million in 2019 ▪ Net income after taxes of CHF 45.4 million in 2019, compared with net loss of CHF 50.9 million in 2018 (1) Excluding potential future milestone payments

8. Strategic outlook

Ongoing strong financial position CHF 277.9 million in cash 1 , ensuring the Company is fully financed through Q1 2024 Industry - leading molecules against multiple key targets; i.e. anti - a - syn and anti - TDP - 43 antibodies advancing to preclinical development Pipeline progression 5 clinical data readouts in 2020 Multiple near - term value inflection points, including the 1 st Phase 2 readout of an anti - Tau antibody in Alzheimer’s disease Pioneering precision medicine Addressing large market opportunity with differentiated, patient - focused approach 33 Drivers of value creation in 2020 and beyond NASDAQ: ACIU | Annual General Meeting | June 2020 © 2020 AC Immune. Not to be used or reproduced without permission (1) As of March 31, 2020

AC Immune NASDAQ: ACIU | Annual General Meeting | June 2020 © 2020 AC Immune. Not to be used or reproduced without permission 34 We continue to shape the future of neurodegeneration by discovering and developing breakthrough therapies through pioneering science and precision medicine